CONSOLIDATED ENERGY, INC.
                          12508 West Atlantic Boulevard
                          Coral Springs, Florida 33071


                                  June 29, 2005


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re: Consolidated Energy, Inc. (the "Company") Registration Statement on Form SB-2
                           Filed May 16, 2005
                           File No. 333-124943

Ladies and Gentlemen:

         We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to seek additional private financing. Please apply the Company's filing fee to its account with the SEC.

         If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

         Thank you for your assistance in this matter.


                                                 CONSOLIDATED ENERGY, INC.

                                                 By:  /s/ David Guthrie
                                                          -------------
                                                          David Guthrie
                                                          President